SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGM BIOSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock Covering Common Stock, $0.01 par value

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Fred M. Schwarzer

Chief Executive Officer and President

325 E. Middlefield Road

Mountain View, CA 94043

(650) 965-7873

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Jennifer Knapp Christina Poulsen Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul Graffagnino Senior Vice President, Legal Affairs IGM Biosciences, Inc. 325 E. Middlefield Road Mountain View, CA 94043 (650) 965-7873

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by IGM Biosciences, Inc., a Delaware corporation (“IGM” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 1,859,148 shares of the Company’s common stock, whether vested or unvested, granted under the 2018 Plan (as defined below) held by an Eligible Employee (as defined below) that were granted on or prior to March 1, 2023 and that have an exercise price per share equal to or greater than $17.70, except as otherwise described in the Offer to Exchange (as defined below) (the “Eligible Options”).

These Eligible Options may be exchanged for new restricted stock units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated June 20, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Employees from Fred Schwarzer, dated June 20, 2024, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Terms and Conditions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees: (I) the Form of Confirmation to Eligible Employees, attached hereto as Exhibit (a)(1)(D), (II) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (III) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(F), (IV) the Employee Presentation, attached hereto as Exhibit (a)(1)(G), and (V) the Employee Script, attached hereto as Exhibit (a)(1)(H). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to an employee of IGM, but excluding our chief executive officer and non-employee directors, who is employed by IGM at the start of the Exchange Offer and who remains employed by IGM through the date the Exchange Offer expires and the date the RSUs are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

IGM Biosciences, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 325 E. Middlefield Road, Mountain View, California 94043, and the telephone number at that address is (650) 965-7873. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning IGM” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the awards of restricted stock units to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and canceled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of RSUs; expiration date,” “6. Acceptance of options for exchange and issuance of RSUs,” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of RSUs; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of RSUs,” “7. Conditions of the offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of RSUs,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s Amended and Restated 2018 Omnibus Incentive Plan (the “2018 Plan”) and forms of agreements thereunder and forms of agreements thereunder attached hereto as Exhibit (d), are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of RSUs” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning IGM,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for New RSUs, dated June 20, 2024.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Terms and Conditions.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Employee Presentation.

(a)(1)(H)	Employee Script.

(b)	Not applicable.

(d)	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IGM BIOSCIENCES, INC.

/s/ Fred Schwarzer
Fred Schwarzer
Chief Executive Officer and President

Date: June 20, 2024

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for RSUs, dated June 20, 2024.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Terms and Conditions.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Employee Presentation.

(a)(1)(H)	Employee Script.

(b)	Not applicable.

(d)	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table